Media Release 10 February 2023	Exhibit 99.7

James Hardie Industries Announces Global Leadership Appointment
Farhaj Majeed appointed as Chief Human Resources Officer (CHRO)

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, today announces the appointment of Farhaj Majeed as Chief Human Resources Officer (CHRO). Farhaj will assume the role effective February 20, he will report directly to Chief Executive Officer Aaron Erter and will serve on the Executive Leadership team. Farhaj will lead all aspects of James Hardie’s People, Talent & Rewards, DEI and Culture strategy.

Mr. Majeed joins James Hardie with a tremendous career spanning over 20 years in a variety of global and regional HR experiences with top tier companies such as Kraft Foods, Mondelez International, Abbott Laboratories and, most recently with Whirlpool Corporation where he led the Europe and MEA region as VP & CHRO, EMEA. Farhaj has held several leadership roles and led HR teams in North America, Europe, Asia and the Middle East.

Commenting on the appointment of Farhaj Majeed, CEO Aaron Erter said, “Farhaj is a strategic and results driven global HR leader with vast knowledge and experience to help continue to develop our most important asset, our people. Our organization around the world will benefit from his rich experience.”

“It’s an honor to join James Hardie, a company with a rich heritage,” said Farhaj Majeed. “It’s also an exciting time to continue to drive a purpose & values driven organization, and contribute to the growth of our people and business.”

Mr. Majeed holds a Masters of Business Administration from the Institute of Business Management with an emphasis on Human Resources and Marketing.

James Hardie Industries
James Hardie (ASX: JHX; NYSE: JHX) is a world leader in fiber cement home siding and exterior design solutions. Hardie® products offer long-lasting beauty and endless design possibilities with trusted protection and low maintenance. As the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, James Hardie offers siding and accessories for every style. Hardie® products are non-combustible and stand up to weather and time while empowering homeowners and building professionals to achieve the home of their dreams. The company pioneered the technology of fiber cement building products made from sustainable raw materials and continues to invest in innovation to transform the industry. James Hardie operates with an inclusive company culture, and an unwavering commitment to Zero Harm. The company proudly employs a diverse global workforce of more than 5,000 employees across operations in North America, Europe, and Asia Pacific.
For more information and media resources, visit JamesHardie.com and JamesHardie.com/about-us/media-resources./about-us/media-resources. For investor information, please visit ir.jameshardie.com.au.

Connect with James Hardie on social media:
Linkedin.com/JamesHardie
Instagram.com/JamesHardie
Facebook.com/JamesHardie
Twitter.com/JamesHardie

Media Release: James Hardie - Announces Global Management Appointment	1

Media Release 10 February 2023

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by Mr. Aaron Erter, Chief Executive Offer.
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Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie - Announces Global Management Appointment	2